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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

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                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

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         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

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                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                 +41-1-306-9696
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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*    There is no Cusip Number assigned to the Registered Shares. CUSIP No.
     152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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
                     This constitutes Amendment No. 5 to the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission by Smith & Nephew Group on April 25, 2003.

                     The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.              THE SOLICITATION OR RECOMMENDATION.

                     Item 4(a) is hereby deleted in its entirety and replaced by the following paragraph:

                     "Position of the Board. Reference is made to the July 8 Centerpulse Board Report (as defined below), a copy of which is incorporated by reference in this Statement and listed as Exhibit (a)(15) to this Statement."

                     Item 4(b)(i) is hereby amended and supplemented to add the following paragraphs at the end thereof:

                     "On June 30, 2003, Urs Kamber, Chief Financial Officer of Centerpulse, sent a letter to Sam R. Leno, Senior Vice President and Chief Financial Officer of Zimmer, objecting to certain statements set forth in Zimmer's prospectus, dated June 19, 2003, forming a part of Zimmer's Registration Statement (No. 333-105561) on Form S-4 filed with the Securities and Exchange Commission, and reiterating a request for access to undisclosed schedules to Zimmer's credit agreements that are said to contain conditions precedent to funding the cash portion of the consideration for the Zimmer Offer. Mr. Leno and Mr. Kamber exchanged further correspondence on these matters on July 3 and 7, 2003, respectively, and Zimmer furnished the requested information to Centerpulse.

                     On July 3, 2003, the Swiss Takeover Board (the "STOB") issued further recommendations specifying the timetable for the Exchange Offer and the Zimmer Offer. On June 11, 2003, the STOB had issued recommendations in connection with the Zimmer Offer which, among other things, specified a timetable for the Zimmer Offer and the Exchange Offer and held that the limitations on withdrawal rights of certain shareholders of InCentive were invalid. Smith & Nephew, Smith & Nephew Group and InCentive have appealed the June 11 recommendations to the Swiss Banking Commission.

                     On July 7, 2003, at the request of Smith & Nephew Group, Mr. Kamber and another representative of Centerpulse, together with representatives of Lehman Brothers, UBS Securities and Goldman Sachs, met a representative of Smith & Nephew Group and representatives of Lazard regarding the timetable specified by the STOB. On July 8, 2003, Dr. Link met with Mr. Christopher J. O'Donnell, Chief Executive Officer of Smith & Nephew, in Zurich, Switzerland about the same subject.

                     On July 8, 2003, the Board met with senior management of Centerpulse, Centerpulse's legal counsel and independent accountants, an independent industry specialist and representatives of Lehman Brothers, UBS Securities and Goldman Sachs to consider the Zimmer Offer and compare it to the Exchange Offer. The Board reviewed the results of the business, financial and legal due diligence Centerpulse and its advisors had conducted with respect to Zimmer. Representatives of Lehman Brothers, UBS Securities and Goldman Sachs then presented their financial analyses of the Zimmer Offer and a comparison of the Zimmer Offer to the Exchange Offer. After discussion, the Board adopted a report to Centerpulse shareholders on the Zimmer Offer (the "July 8 Centerpulse Board Report").

                     On July 9, 2003, Dr. Link sent letters to Centerpulse shareholders and Centerpulse employees, copies of which are incorporated by reference in this Statement and listed as Exhibits (a)(16) and (a)(17), respectively, to this Statement, informing such shareholders and such employees about the issuance of the July 8 Centerpulse Board Report and the position of the Board taken therein. On that same day, Centerpulse also issued a press release, a copy of which is incorporated by reference in this Statement and


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
listed as Exhibit (a)(18) to this Statement, regarding the issuance of the July 8 Centerpulse Board Report."

                     Item 4(b)(ii) is hereby deleted in its entirety and replaced by the following paragraph:

                     "Reasons for the Position of the Board. Reference is made to the July 8 Centerpulse Board Report, a copy of which is incorporated by reference in this Statement and listed as Exhibit (a)(15) to this Statement."

                     Item 4(c) is hereby deleted in its entirety and replaced by the following paragraph:

                     "Intent to Tender. Except as described in the Preliminary Prospectus under the caption "THE INCENTIVE EXCHANGE OFFER", which information is incorporated by reference in this Statement, or as set forth in this Statement, the directors and executive officers of Centerpulse have not indicated how they intend to tender under the changed circumstances."

ITEM 6.              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                     Item 6 is hereby deleted in its entirety and replaced by the following paragraphs:

                     "The following table sets forth information regarding the exercise of stock options by the executive officers of Centerpulse listed below:

                                                                                             NUMBER OF SECURITIES ISSUED UPON
        NAME                     DATE                  WEIGHTED AVERAGE EXERCISE PRICE                    EXERCISE
--------------------- ---------------------------- ----------------------------------------- -----------------------------------
     David Floyd             May 23, 2003                 $9.46 per Centerpulse ADS               17,360 Centerpulse ADSs

    Steven Hanson            May 22, 2003                 $12.53 per Centerpulse ADS              19,250 Centerpulse ADSs
                             May 23, 2003                 $19.02 per Centerpulse ADS              17,500 Centerpulse ADSs

   Mike McCormick            May 16, 2003                 $8.04 per Centerpulse ADS                3,750 Centerpulse ADSs
                             May 19, 2003                 $6.04 per Centerpulse ADS                1,680 Centerpulse ADSs

 Matthias Moelleney          May 14, 2003               CHF 147 per Centerpulse Share             1,000 Centerpulse Shares
                             June 2, 2003               CHF 147 per Centerpulse Share              250 Centerpulse Shares

  Beatrice Tschanz           May 30, 2003               CHF 198 per Centerpulse Share             1,250 Centerpulse Shares

   Thomas Zehnder            May 27, 2003               CHF 131 per Centerpulse Share             1,500 Centerpulse Shares
                             May 27, 2003                CHF 76 per Centerpulse Share              250 Centerpulse Shares
                             June 2, 2003               CHF 198 per Centerpulse Share             1,250 Centerpulse Shares

                     The following table sets forth information regarding the sale of Centerpulse Shares or Centerpulse ADSs, as the case may be, by the executive officers of Centerpulse listed below:

       NAME                 DATE               WEIGHTED AVERAGE SALE PRICE            NUMBER OF SECURITIES SOLD         EXCHANGE
------------------- --------------------- --------------------------------------- ---------------------------------- --------------
   David Floyd          May 23, 2003            $26.40 per Centerpulse ADS             17,360 Centerpulse ADSs            NYSE
                        May 23, 2003            $26.30 per Centerpulse ADS             1,000 Centerpulse ADSs             NYSE

  Steven Hanson         May 22, 2003            $25.87 per Centerpulse ADS             19,250 Centerpulse ADSs            NYSE
                        May 23, 2003            $26.75 per Centerpulse ADS             17,500 Centerpulse ADSs            NYSE

  Mike McCormick        May 15, 2003            $22.00 per Centerpulse ADS              150 Centerpulse ADSs              NYSE
                        May 16, 2003            $22.40 per Centerpulse ADS             3,750 Centerpulse ADSs             NYSE
                        May 19, 2003            $22.65 per Centerpulse ADS             1,680 Centerpulse ADSs             NYSE

Matthias Moelleney      May 14, 2003          CHF 289 per Centerpulse Share            1000 Centerpulse Shares            SWX
                        June 2, 2003          CHF 355 per Centerpulse Share            250 Centerpulse Shares             SWX

 Beatrice Tschanz       May 30, 2003          CHF 350 per Centerpulse Share           1,250 Centerpulse Shares            SWX

  Thomas Zehnder        May 27, 2003          CHF 340 per Centerpulse Share           1,750 Centerpulse Shares            SWX
                        June 2, 2003          CHF 355 per Centerpulse Share           1,250 Centerpulse Shares            SWX

                     The information above as to sales has been provided to the Company by the relevant executive officer of Centerpulse.


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
                     Except as set forth herein, no transactions in the Centerpulse Shares or the Centerpulse ADSs have been effected during the past 60 days by Centerpulse or any subsidiary of Centerpulse or, to Centerpulse's knowledge, by any executive officer, director or affiliate of Centerpulse."

ITEM 7.              PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                     Item 7(a) is hereby deleted in its entirety and replaced by the following paragraph:

                     "Except as described in the Preliminary Prospectus under the captions "THE TRANSACTION", "THE EXCHANGE OFFER", "SUMMARY OF THE COMBINATION AGREEMENT" and "THE INCENTIVE EXCHANGE OFFER", which information is incorporated by reference in this Statement, or as set forth in this Statement or the Solicitation/Recommendation Statement on Schedule 14D-9 of Centerpulse relating to the Zimmer Offer (together with the Exhibits thereto and as it may be amended from time to time, the "Zimmer Offer 14D-9"), which is incorporated by reference in this Statement, Centerpulse is not undertaking or engaged in any negotiations in response to the Exchange Offer that relate to: (1) a tender offer or other acquisition of Centerpulse's securities by Centerpulse, any subsidiary of Centerpulse or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Centerpulse or any subsidiary of Centerpulse; (3) any purchase, sale or transfer of a material amount of assets of Centerpulse or any subsidiary of Centerpulse or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Centerpulse."

                     Item 7(b) is hereby deleted in its entirety and replaced by the following paragraph:

                     "Except as described in the Preliminary Prospectus under the captions "THE TRANSACTION", "THE EXCHANGE OFFER", "SUMMARY OF THE COMBINATION AGREEMENT" and "THE INCENTIVE EXCHANGE OFFER", which information is incorporated by reference in this Statement, or as set forth in this Statement or the Zimmer Offer 14D-9, which is incorporated by reference in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Exchange Offer that relate to one or more of the matters referred to in Item 7(a) above."

ITEM 9.              MATERIAL TO BE FILED AS EXHIBITS.

                     The following Exhibits are filed herewith:

(a)(15) Report of the Centerpulse Board of Directors to the Centerpulse Shareholders, dated July 8, 2003 (incorporated by reference to Annex B of Centerpulse's Amendment No. 1 to the
             Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 9, 2003).

(a)(16) Letter of the Chairman and Chief Executive Officer of Centerpulse to the Centerpulse Shareholders, dated July 9, 2003 (incorporated by reference to Annex A of Centerpulse's Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 9, 2003).

(a)(17) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Employees, dated July 9, 2003 (incorporated by reference to Exhibit (a)(2)(C) of Centerpulse's Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 9, 2003).

(a)(18) Press Release issued by the Company, dated July 9, 2003 (incorporated by reference to Exhibit (a)(5)(D) of Centerpulse's Amendment No. 1 to the Solicitation/Recommendation Statement on
             Schedule 14D-9 filed with the Securities and Exchange Commission on July 9, 2003).



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
                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 CENTERPULSE LTD.

                                 By: /s/ Max Link
                                     -----------------------------------------
                                     MAX LINK
                                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                 By: /s/ Urs Kamber
                                     -----------------------------------------
                                     URS KAMBER
                                     CHIEF FINANCIAL OFFICER

Dated: July 9, 2003













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